UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                          Aronex Pharmaceuticals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    042666206
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Aronex Pharmaceuticals, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              3400 Research Forest Drive, The Woodlands, TX 77381.

ITEM 2(A). NAMES OF PERSONS FILING: New Enterprise Associates V, Limited Partnership ("NEA V"), NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V, The Silverado Fund I, Limited Partnership ("Silverado") and NEA Silverado Partners I, Limited Partnership ("Silverado Partners"), which is the sole general partner of Silverado; and Messrs. Cornelius C. Bond, Jr. ("Bond"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") and Ms. Nancy L. Dorman ("Dorman") (collectively, the "General Partners"). Bond, Kramlich, Marks and Newhall are individual general partners of Silverado Partners. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons".

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA V, NEA Partners V, Silverado, Silverado Partners, Dorman, Marks and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025.

ITEM 4.       OWNERSHIP.
              Not applicable.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock Aronex Pharmaceuticals, Inc.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 1997 ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF ARONEX PHARMACEUTICALS, INC. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January  25, 2000


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:   NEA PARTNERS V, LIMITED PARTNERSHIP

      By:           *
           ----------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


THE SILVERADO FUND I, LIMITED PARTNERSHIP

By:   NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

      By:           *
          -----------------------------
             Charles W. Newhall III
             General Partner


NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner

         *
---------------------------------
Cornelius C. Bond, Jr.


         *
---------------------------------
C. Richard Kramlich


         *
---------------------------------
Arthur J. Marks


         *
---------------------------------
Thomas C. McConnell


         *
---------------------------------
Charles W. Newhall III




                                       By: /s/ Nancy L. Dorman
                                           ----------------------------------
                                           Nancy L. Dorman, in her individual
                                           capacity and as Attorney-in-Fact

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This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 1.